Cogo Reports Highest Ever Quarterly Revenue

•	Q3 Net Revenue: $216.4 million in accordance with Generally Accepted Accounting Principles (“GAAP”) (a year-over-year increase of 47.8%) and Diluted Earnings per share (“EPS”) attributable to Cogo Group, Inc. of $0.01 GAAP and $0.11 Non-GAAP (a year-over-year decrease of 31.3% Non-GAAP)
•	Completion of the purchase of certain Cogo subsidiaries for $78 million by CEO and Chairman Jeffrey Kang.

SHENZHEN, China, November 15, 2012—Cogo Group, Inc. (NASDAQ: COGO) ("Cogo" or the "Company"), one of the leading gateways for global semiconductor companies to access the industrial and technology markets in China, today announced unaudited financial results for its third quarter ended September 30,2012. The Company reported quarterly revenue of $216.4 million, up 47.8% year-over-year compared to $146.4 million reported in the third quarter of 2011.

Jeffrey Kang, CEO and Chairman of Cogo, commented, "During the third quarter of 2012, we continued to see strong revenue growth across all of our end-markets, particularly among our blue chip customers. The credit situation for our SME customers remains tight and the increase in revenue to SME customers continues to negatively affect our gross margin and we continue to see higher operating costs as we attempt to drive scale in this uncertain macro environment. Still, we managed to stay solidly profitable. In the quarter, Cogo grew its customer base by nearly 10% from the prior quarter to 2,300."

Mr. Kang continued, "Additionally, from September 24, 2012 to November 14, 2012, Cogo purchased 302,164 shares of its common stock, as a clear demonstration of the Company’s belief that shares of Cogo are under-valued and trading at approximately 40% of the Company’s tangible book value of over $6.00 per share."

Mr Kang said, "Finally, I am pleased to announce that my purchase of certain Cogo subsidiaries for $78 million was completed today. I believe that this will be an important milestone towards demonstrating the legitimacy of Cogo’s financial assets."

Financial Results

Net income attributable to Cogo Group, Inc. for the third quarter of 2012 was $0.5 million, down 77.4% from $2.3 million reported in the same period in 2011, with Non-GAAP net income attributable to Cogo Group, Inc. of $4.0 million, down 32.2% from $5.9 million reported for the same period in 2011. Diluted EPS attributable to Cogo Group, Inc. on a U.S. GAAP basis was $0.01, and Non-GAAP Diluted EPS attributable to Cogo Group, Inc. was $0.11, down by 83.3% and 31.3% respectively from the third quarter of 2011.

Key Financial Indicators

(all numbers in USD thousands, except share data)

	Q3 2012(1) (unaudited)		Q3 2011(1) (unaudited)	Percentage Change
Net Revenue	$216,443		$146,428	47.8%
Cost of Sales	$202,941		$131,269	54.6%
Gross Profit	$13,502		$15,159	-10.9%
Operating Expenses	$10,874		$11,813	-7.9%
Net Income attributable to Cogo Group, Inc.	$519	(2)	$2,296	-77.4%
Diluted EPS attributable to Cogo Group, Inc.	$0.01		$0.06	-83.3%
Non-GAAP Diluted EPS attributable to Cogo Group, Inc.	$0.11		$0.16	-31.3%

(1)	The US dollar ("USD") amounts are calculated based on the conversion rate of $1 to RMB6.2848 as of September 30, 2012 and $1 to RMB6.3780 as of September 30, 2011.
(2)	Included in the Q3 2012 net income attributable to Cogo Group, Inc. was $2.7 million of share-based compensation expenses recognized in accordance with Accounting Standards Codification ("ASC") 718, Compensation-Stock Compensation and $0.8 million of amortization of intangible assets and related deferred taxation. Non-GAAP net income attributable to Cogo Group, Inc. was $4.0 million.

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Revenue Review

Revenue for the third quarter was $216.4 million, an increase of 47.8% compared to $146.4 million reported for the same period in 2011. The revenue breakdown includes: $82.3 million, or 38.0% of total sales for digital media, representing a 40.7% increase year-over-year; $94.7 million, or 43.8% of total sales for telecommunications equipment, representing a 63.6% increase year-over-year; and $39.4 million, or 18.2% of total sales relating to industrial business, representing a 31.3% increase year-over-year. The Company did not record any services revenue in the third quarter of 2012 or 2011. The Company is currently participating in what management believes to be some of the fastest growing industrial end-markets in China, including the smart grid, wind power, smart meter, automotive, high-speed railway and medical equipment sectors. Over time, the Company expects to expand into other verticals in the industrial business end-market, such as electronic security.

Customers Update

In the third quarter of 2012, blue-chip customers accounted for approximately 72% of the Company’s total revenue, down from approximately 74% for the same period in 2011. Small and medium enterprise (“SME”) customers accounted for the remaining approximately 28% of total revenue in the quarter. Management’s goal is to achieve 50% of total sales from SME customers in the longer term. It is expected that gross margins in our SME business will remain higher than our blue-chip customers in the future.

Cost of sales, which includes the aggregate purchase of components from suppliers, was $202.9 million compared to $131.3 million in the third quarter of 2011, representing an increase of 54.6% year-over-year. Gross profit for the third quarter was $13.5 million, down 10.9%, compared to $15.2 million during the third quarter of last year. Gross margin for the third quarter of 2012 was 6.2%, compared to 10.4% reported for the third quarter of 2011.

Operating expenses, including selling, general and administrative, and research and development expenses, totaled $10.9 million, down 7.9%, compared to $11.8 million reported for the third quarter of 2011.

Income from operations was $2.6 million, a decrease of 21.5% from $3.3 million reported in the same period of 2011. Operating margin for the third quarter of 2012 was 1.2% compared to 2.3% for the third quarter of 2011. Excluding the effects of share-based compensation expenses and amortization of intangible assets and related deferred taxation, operating margin would have been 2.9% for the third quarter of 2012, compared to 4.8% for the same period in 2011. The effective tax rate for the third quarter of 2012 was 13.0%, compared to 14.4% for the same period in 2011. Noncontrolling interests’ share of income was $1.3 million for the third quarter of 2012 as compared with $0.3 million for the third quarter of 2011.

Net income attributable to Cogo Group, Inc. for the third quarter of 2012 was $0.5 million or Diluted EPS attributable to Cogo Group, Inc. of $0.01 on a U.S. GAAP basis, compared to net income of $2.3 million, or Diluted EPS attributable to Cogo Group, Inc. of $0.06, in the third quarter of 2011. Included in the third quarter of 2012 was $2.6 million attributable to share-based compensation expenses and $0.8 million attributable to amortization of intangible assets and related deferred taxation. Excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, the Non-GAAP net income would have been $4.0 million, or $0.11 Non-GAAP Diluted EPS attributable to Cogo Group, Inc. for the third quarter of 2012. The weighted average number of shares used in the calculation of diluted EPS was 36.8 million compared to 36.3 million in the third quarter of 2011.

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For the nine-month period ended September 30, 2012, the Company reported revenue of $581.1 million, an increase of 49.0% as compared to the $390.0 million reported during the nine-month period ended September 30, 2011. Gross profit was $38.9 million, a decrease of 17.6% from the $47.2 million reported during the nine-month period ended September 30, 2011. Gross margin was 6.7% of sales, compared to a gross margin of 12.1% for the same period last year. Net operating expenses were $30.1 million, a decrease of 9.6% as compared to $33.3 million for the same period last year. Income from operations was $8.8 million, a decrease of 36.7% from the $13.9 million reported during the prior year period. The Non-GAAP operating margin, excluding share-based compensation expense and amortization of intangible assets, was 3.4%, as compared to 6.7% for the same period last year, as a result of decreased gross margin. The Company had an effective tax rate of 12.2% compared to 11.5% during the prior year period. Non-controlling interests’ share of income was $3.0 million as compared to $1.2 million during the same period last year. Net income attributable to Cogo Group, Inc. for the nine-month period was down 66.6% at $3.6 million from the same period last year.

Balance Sheets and Cash Flows

Total cash, including pledged bank deposits, was $162.7 million at the end of the third quarter of 2012, up from $159.5 million as of December 31, 2011. Bank borrowings increased to $137.1 million as of September 30, 2012, up from $135.7 million as of December 31, 2011. The Company has a current ratio of 2.5 to 1 and generated negative operating cash flow of $8.2 million during the third quarter of 2012, largely due to an increase in accounts receivable and inventory necessary to drive expected future business growth opportunities.

Inventories increased from $52.0 million as of December 31, 2011 to $59.4 million as of September 30, 2012 as the Company prepares for seasonal order strength in the second half of 2012 from its rapidly growing customer base. Inventory turnover days was 27 days in the third quarter of 2012 compared to 31 days in the fourth quarter of 2011. Accounts receivable decreased from $149.6 million as of December 31, 2011 to $143.5 million as of September 30, 2012 and the Days Sales Outstanding decreased from 80 days as of December 31, 2011 to 61 days. Accounts payable decreased from $19.3 million at the end of 2011 to $16.4 million as of September 30, 2012 and Days Payable Outstanding decreased significantly from 11 to 7 days sequentially. Cogo’s cash conversion cycle decreased from 100 days in the fourth quarter of 2011 to 81 days in the third quarter of 2012.

Total equity was $256.4 million as of September 30, 2012, an increase of 6.2% from $241.5 million as of December 31, 2011. During the third quarter of 2012, the Company repurchased 38,935 shares. The Company continues to view share buybacks as a strategic use of cash.

About Cogo Group, Inc.:

Cogo Group, Inc. (Nasdaq: COGO) is one of the leading gateways for global semiconductor companies to access the rapidly growing Industrial and Technology sectors in China. Through its unique business-to-business services platform, Cogo designs customized embedded solutions using technology from suppliers including Intel, Broadcom, Xilinx, SanDisk, Freescale, Atmel and others for a customer base of 2,300 Chinese OEMs/ODMs. Cogo’s customer list includes approximately 100 blue-chip companies, including ZTE, BYD and NARI, as well as nearly 2,200 Small and Medium Enterprises (“SMEs”). The Company serves a broad list of rapidly growing end-markets in China, including 3G Smartphones, Tablets, Automotives, High-Speed Railway, Smart Meter/Smart Grid, Healthcare and High Definition Television (“HDTV”).

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For further information:

Investor Relations

www.cogo.com.cn/investorinfo.html

communications@cogo.com.cn

H.K.:	+852 2730 1518

U.S.:	+1 (646) 291 8998

Fax:	+86 755 2674 3522

Safe Harbor Statement:

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include statements about our proposed discussions related to our business or growth strategy such as growth in digital media, telecommunications and industrial applications businesses, as well as our potential acquisitions which are subject to change. Such information is based upon expectations of our management that were reasonable when made, but may prove to be incorrect. All such assumptions are inherently subject to uncertainties and contingencies beyond our control and upon assumptions with respect to future business decisions, which are subject to change. For further descriptions of other risks and uncertainties, see our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov.

About Non-GAAP Financial Measures:

To supplement Cogo’s unaudited consolidated financial results presented in accordance with GAAP, Cogo uses the following measures defined as Non-GAAP financial measures by the SEC: 1) Non-GAAP net income attributable to Cogo Group, Inc. which is net income attributable to Cogo Group, Inc. excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation, and 2) Non-GAAP diluted EPS attributable to Cogo Group, Inc., which is diluted EPS excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Cogo believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and amortization of intangible assets and related deferred taxation that may not be indicative of its operating performance from a cash perspective. Cogo believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management’s internal comparisons to Cogo’s historical performance and liquidity. Cogo computes its Non-GAAP financial measures using the same consistent method from quarter to quarter.

Cogo believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP net income attributable to Cogo Group, Inc., Non-GAAP diluted Earnings Per Share attributable to Cogo Group, Inc., Non-GAAP income from operation and Non-GAAP operating margin is that these Non-GAAP measures exclude share-based compensation expenses and amortization of intangible assets and related deferred taxation that have been and will continue to be for the foreseeable future a recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.

Tables Attached

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FINANCIAL INFORMATION

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2012

and December 31, 2011

			December 31,
	September 30, 2012		2011
	USD‘000	RMB‘000	RMB‘000
Assets
Current assets:
Cash	83,215	522,987	572,364
Pledged bank deposits	79,500	499,642	431,695
Accounts receivable, net	143,545	902,150	941,798
Bills receivable	11,883	74,683	39,889
Inventories	59,362	373,079	327,482
Income taxes receivable	282	1,774	1,932
Prepaid expenses and other receivables	13,481	84,725	51,507
Total current assets	391,268	2,459,040	2,366,667
Property and equipment, net	3,278	20,599	17,891
Land use rights, net	3,036	19,080	—
Intangible assets, net	21,502	135,133	154,105
Other assets	101	633	21,325
Total Assets	419,185	2,634,485	2,559,988
Liabilities and equity
Current liabilities:
Accounts payable	16,396	103,047	121,538
Bank borrowings	137,075	861,487	854,234
Income taxes payable	2,506	15,747	16,046
Accrued expenses and other liabilities	3,306	20,776	22,593
Total current liabilities	159,283	1,001,057	1,014,411
Deferred tax liabilities	3,548	22,297	25,427
Total liabilities	162,831	1,023,354	1,039,838
Equity
Common stock: Par value: USD0.01 Authorized: 200,000,000 Shares Issued: 42,635,821 shares in 2012, 42,309,285 shares in 2011 Outstanding: 33,848,068 shares in 2012, 33,560,467 shares in 2011	535	3,360	3,340
Additional paid in capital	227,710	1,431,112	1,382,521
Retained earnings	92,737	582,836	560,234
Accumulated other comprehensive loss	(20,236)	(127,181)	(128,254)
	300,746	1,890,127	1,817,841
Less cost of common stock in treasury, 8,787,753 in 2012, 8,748,818 shares in 2011	(51,003)	(320,542)	(320,025)
Total Cogo Group, Inc. equity	249,743	1,569,585	1,497,816
Noncontrolling interests	6,611	41,546	22,334
Total equity	256,354	1,611,131	1,520,150
Total liabilities and equity	419,185	2,634,485	2,559,988

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COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the three months ended September 30, 2012 and 2011

	Three Months ended September 30,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Net Revenue
Product sales	216,443	1,360,302	933,919
Service revenue	-	-	-
	216,443	1,360,302	933,919
Cost of sales
Cost of goods sold	(202,941)	(1,275,443)	(837,234)
Cost of service	-	-	-
	(202,941)	(1,275,443)	(837,234)
Gross profit	13,502	84,859	96,685
Selling, general and administrative expenses	(6,860)	(43,114)	(50,302)
Research and development expenses	(4,024)	(25,293)	(25,059)
Other operating income	10	59	23
Income from operations	2,628	16,511	21,347
Interest expense	(1,070)	(6,725)	(6,322)
Interest income	514	3,232	4,066
Earnings before income taxes	2,072	13,018	19,091
Income tax expense	(269)	(1,688)	(2,745)
Net income	1,803	11,330	16,346
Less net income attributable to noncontrolling interests	(1,284)	(8,070)	(1,705)

Net income attributable to Cogo Group, Inc.	519	3,260	14,641

Earnings per share attributable to Cogo Group, Inc.
Basic	0.01	0.09	0.40
Diluted	0.01	0.09	0.40

Weighted average number of common shares outstanding
Basic		36,731,113	36,317,706
Diluted		36,768,927	36,317,706

Comprehensive income:
Net income	1,803	11,330	16,346
Other comprehensive income
Foreign currency translation adjustments	(285)	(1,790)	(2,461)
	1,518	9,540	13,885
Comprehensive income
Less: comprehensive income attributable to noncontrolling interests	(1,333)	(8,377)	(1,663)
Comprehensive income attributable to Cogo Group, Inc.	185	1,163	12,222

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COGO GROUP, INC. and SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Income and

Comprehensive Income for the Nine Months ended September 30, 2012 and 2011

	Nine Months ended September 30,
	2012	2012	2011
	USD‘000	RMB‘000	RMB‘000
Net Revenue
Product sales	581,083	3,651,990	2,487,562
Service revenue	-	-	-
	581,083	3,651,990	2,487,562
Cost of sales
Cost of goods sold	(542,165)	(3,407,396)	(2,186,731)
Cost of service	-	-	-
	(542,165)	(3,407,396)	(2,186,731)
Gross profit	38,918	244,594	300,831
Selling, general and administrative expenses	(18,765)	(117,937)	(141,315)
Research and development expenses	(11,646)	(73,191)	(71,185)
Other operating income	285	1,788	17
Income from operations	8,792	55,254	88,348
Interest expense	(2,997)	(18,835)	(13,184)
Interest income	1,728	10,859	10,875
Earnings before income taxes	7,523	47,278	85,949
Income tax expense	(918)	(5,770)	(9,858)
Net income	6,605	41,508	76,091
Less net income attributable to noncontrolling interests	(3,008)	(18,906)	(7,439)

Net income attributable to Cogo Group, Inc.	3,597	22,602	68,652

Earnings per share attributable to Cogo Group, Inc.
Basic	0.10	0.62	1.83
Diluted	0.10	0.62	1.81

Weighted average number of common shares outstanding
Basic		36,380,971	37,457,578
Diluted		36,393,668	37,878,587

Comprehensive income:
Net income	6,605	41,508	76,091
Other comprehensive income
Foreign currency translation adjustments	180	1,136	(5,981)
	6,785	42,644	70,110
Comprehensive income
Less: comprehensive income attributable to noncontrolling interests	(3,018)	(18,969)	(7,311)
Comprehensive income attributable to Cogo Group, Inc.	3,767	23,675	62,799

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COGO GROUP, INC. and SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

	Three Months ended September 30,
	2012	2011
	$’000	$’000
Net Income
GAAP net income attributable to Cogo Group, Inc.	519	2,296
Share-based compensation expenses	2,682	2,943
Amortization of intangible assets and related deferred taxation	840	613
Non-GAAP net income attributable to Cogo Group, Inc.	4,041	5,852

Income from operation
GAAP income from operations	2,628	3,346
Share-based compensation expenses	2,682	2,943
Amortization of intangible assets	1,006	734
Non-GAAP income from operation	6,316	7,023

Operating Margin
GAAP operating margin	1.2%	2.3%
Non-GAAP operating margin	2.9%	4.8%

Earnings per share	$	$
GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.01	0.06
Non-GAAP net income attributable to Cogo Group, Inc. per common share-Diluted	0.11	0.16

Weighted average number of common shares outstanding
Basic	36,731,113	36,317,706
Diluted	36,768,927	36,317,706

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